Mail Stop 3561

                                                           August 10, 2018

Via E-mail
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 E Gray Rd., Suite 103
Scottsdale, AZ 85260

       Re:    Northsight Capital, Inc.
              Amendment No. 4 to
              Registration Statement on Form S-1
              Filed July 27, 2018
              File No. 333-216863

Dear Mr. Venners:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. Please disclose with quantification the underlying business reasons for material changes in your results of operations between 2017 and 2016. Refer to Item 303(a)(3) of
       Regulation S-K and SEC Release No. 33-8350.

Financial Statements, page F-40

2. Please include a pro forma statement of operations for the year ended December 31, 2017 for the acquisition of Crush Mobile, LLC in your next amendment. Refer to Article 11 of
       Regulation S-X.
 John Venners
Northsight Capital, Inc.
August 10, 2018
Page 2

Exhibit 23.1

3. Please make arrangements with your auditors to consent to the use of their April 6, 2018 report on the financial statements of Crush Mobile, LLC.

       You may contact Joanna Lam at (202) 551-3476 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.

                                                            Sincerely,

                                                            /s/ Brigitte
Lippmann (for)

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of
Beverages,
                                                            Apparel and Mining


cc:   John G. Nossiff, Esq.
      The Nossiff Law Firm, LLP